Company Name: U S DIAGNOSTIC INC Ticker Symbol: USDL

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             U.S. Diagnostic, Inc.
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                                (Name of issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                          (Title of class of security)


                                   90328Q108
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                                 (CUSIP number)


                             Francis D. Hussey, Jr.
                              Magnetic Scans, Inc.
                              2660 Airport Road S.
                                Naples, FL 34112
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 1, 1999
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 2 of 5 Pages
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Francis D. Hussey, Jr. d/b/a Magnetic Scans
        ###-##-####
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) {x}
                                                                        (b) { }

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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS*

        PF
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  { }

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                         7.       SOLE VOTING POWER

                                  1,057,800
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        80,300
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,138,100
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  80,300
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,138,100
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            { }
        Not Applicable
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.01%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        OO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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

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Item 1.        Title and Class of Securities:

               Common Stock, $.01 par value

               Name of Issuer:

               U.S. Diagnostic, Inc.

               Address of Issuer's Principal Executive Offices:

               777 South Flagler Drive, Suite 1201 East
               West Palm Beach, FL 33401

Item 2.        Identity and Background:

Item 2(a).     Name of Person Filing:

               Francis D. Hussey, Jr.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               2660 Airport Road South, Naples FL 34112

Item 2(c).     No

Item 2(d).     No

Item 2(e).     No

Item 2(f).     Citizenship:

               US citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01

Item 2(e).     CUSIP Number:

               90832Q108

Item 3.        Source and Amount of Funds:

Personal Funds of the individuals, acquired at varying dates and prices on the open market. Of the shares listed in lines 8 and 10:

21,300 are owned by F. Desmond Hussey, a son of the reporting person, 55,000 are owned by Sean M. Hussey, a son of the reporting person, and
 4,000 are owned by Anne C. Hussey-Battaglia, the daughter of the reporting person.

Item 4.        Purpose of Transaction.

     These shares have been acquired for investment. The registrant believes that the company is poised to make excellent gains in profitability and new center acquisitions. The registrant has full confidence in the present board and management team. The registrant plans to continue to acquire additional shares on the open market.

               (a) Not Applicable

               (b) Not Applicable

               (c) Not Applicable

               (d) Not Applicable

               (e) Not Applicable

               (f) Not Applicable

               (g) Not Applicable

               (h) Not Applicable



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1999
---------------------------------
Date


/s/ Francis D. Hussey, Jr.
---------------------------------
Signature


Francis D. Hussey, Jr.
---------------------------------
Name/Title

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